EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December
	2008	2007		2006	2005	2004
	(52 weeks)	(52 weeks)		(52 weeks)	(52 weeks)	(53 weeks)

Pre-tax earnings (loss)(a)	$(45,438)	$(13,723)		$9,313	$6,335	$5,106
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	29,641	51,683		35,719	21,764	10,591

Pre-tax earnings before fixed charges	$(15,797)	$37,960		$45,032	$28,099	$15,697

Fixed charges:
Interest	$29,349	$51,425		$35,499	$21,549	$10,387
Other(b)	292	258		220	215	204

Total fixed charges	$29,641	$51,683		$35,719	$21,764	$10,591

Preferred stock dividend requirements	4,356	401		259	99	54

Total combined fixed charges and preferred stock dividends	$33,997	$52,084		$35,978	$21,863	$10,645

Ratio of earnings to fixed charges	*		*	1.26	1.29	1.48
Ratio of earnings to combined fixed charges and preferred stock dividends	*		*	1.25	1.29	1.47

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for the years ended 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges for the years ended 2008 and 2007 were $45,438 and $13,723, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends for the years ended 2008 and 2007 were $49,794 and $14,124, respectively.